Contact

www.linkedin.com/in/aurora-florence-aa013916 (LinkedIn)

Top Skills

Singing
Acting
Film Actor

Aurora Florence

Actress and Singer Songwriter
New York, New York, United States

Summary

I'm an actress and a singer/songwriter working in the arts because I love it. At times it has been incredibly hard but so far it has turned out to be worth it and I believe that it always can be. Whether its performing on stage or camera, writing a new piece of music or teaching a group of teenagers about how to embrace who they are in an improv class, I love this world of the arts. It is a powerful one and I hope to always be in it.

Experience

Self Employed
Actress
June 2011 - Present (13 years 11 months)

Working as a professional screen and stage actress

Take Note Troupe
Teaching Artist
April 2008 - August 2012 (4 years 5 months)

I worked as an assistant director with the Troupe on their annual Shakepeare In the Park production for two seasons.

I also created and ran for four seasons their summer children and youth theater camps, specializing in principle based improv, theater skills and music.

Big League Productions
Actress
September 2011 - March 2012 (7 months)

I played the role of Eliza Doolittle in the national tour of My Fair Lady.

Theatre Alive
Music Director
March 2009 - August 2009 (6 months)
Roseville, California

I was the music director for Theatre Alive's youth production of Charlotte's Web.

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Education

Brigham Young University
BFA, Music Dance Theatre · (2007 - 2011)